                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                     For the period ended November 24, 2003


                          Coolbrands International Inc.
                          -----------------------------
                  (formerly Yogen Fruz World-Wide Incorporated)
                  ---------------------------------------------
                 (Translation of registrant's name into English)


              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
             ------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F                    Form 40-F       X
                         -----------------             -------------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No   X
                         --------                 -------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

         Materials relating to Registrant and filed pursuant to this Form 6-K include a press release filed with SEDAR in Canada relating to the Registrant's record revenues and earnings for Fourth Quarter and 2003 Fiscal Year.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COOLBRANDS INTERNATIONAL INC.

Date: November 25, 2003     By:    /s/ Aaron Serruya
      -----------------       -----------------------------------------
                              Name:  Aaron Serruya
                              Title: Executive Vice President

                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor                        Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                      Telephone: (905) 479-8762

                    FOR IMMEDIATE RELEASE: November 24, 2003

       COOLBRANDS INTERNATIONAL INC. REPORTS RECORD REVENUES AND EARNINGS
                     FOR FOURTH QUARTER AND 2003 FISCAL YEAR

CoolBrands International Inc. (TSX: COB.A) announced its operating results for the fourth quarter, and the fiscal year, ended August 31, 2003.

Revenues for the quarter increased by 78% to $154,014,000 from $86,365,000 for the same quarter last year. Net earnings for the quarter increased by 63% to $14,836,000 ($0.29 basic and $0.27 diluted earnings per share) as compared with net earnings of $9,101,000 ($0.18 basic and $0.17 diluted earnings per share) for the same quarter last year

For fiscal 2003, revenues increased by 47% to $357,273,000 as compared with $242,222,000 for fiscal 2002. Net earnings for fiscal 2003 increased by 51% to $31,704,000 ($0.61 basic and $0.59 diluted earnings per share) as compared with net earnings of $20,984,000 ($0.44 basic and $0.42 diluted earnings per share) for fiscal 2002.

The growth in revenues for the fourth quarter and fiscal 2003 reflected increased sales, primarily of prepackaged consumer products, and drayage income. Sales for the fourth quarter increased by 63% to $137,678,000 as compared with $84,372,000 for the fourth quarter of 2002. Sales for fiscal 2003 increased by 42% to $335,034,000 as compared with $236,028,000 for fiscal 2002. Gross profit percentage for fiscal 2003 decreased to 38% as compared to 45% for fiscal 2002, due to the impact of lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution Inc's distribution operations. Selling, general and administrative expenses for fiscal 2003 declined as a percentage of revenues to 27% as compared to 32% for fiscal 2002.

Drayage income represents the fees paid to CoolBrands by Dreyer's/Nestle to deliver products invoiced to customers by Dreyer's/Nestle. If products for which CoolBrands received a drayage fee were accounted for at the equivalent wholesale sales value, CoolBrands' revenues would have been $194,973,000 for the fourth quarter and $398,232,000 for fiscal 2003.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated, "During fiscal 2003, CoolBrands achieved four major strategic growth objectives. First, we continued to grow our branded consumers products business, focusing particularly on the fast growing, higher margin "better for you" frozen novelty segment, in which CoolBrands now commands the leading share. Second, in Americana Foods, we acquired manufacturing capacity for unique, value added frozen dessert products that enhances our ability to market and grow our brands. Third, in Dreamery'r' Ice Cream, Whole Fruit'TM' Sorbet and Godiva'r' Ice Cream, we added new brands to our portfolio that give CoolBrands significant share in the super premium and packaged ice cream segments. And fourth, CoolBrands became one of only two nationwide ice cream distribution systems providing "direct store delivery"
(DSD) service to grocery stores, convenience stores and other retail outlets across the U.S. by acquiring the Haagen-Dazs ice cream distribution system from Nestle. We expect this enhanced control over the downstream distribution of our brands and partner brands will be a key factor in our future growth."

During the fourth quarter, the Company acquired in separate transactions the following:

Effective July 1, 2003, the general partner interest and majority of the total partnership interests in Americana Foods LP, located in Dallas, Texas. Americana Foods is one of the largest and most versatile frozen dessert manufacturing facilities in the U.S., and currently supplies a wide variety of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains, including Sam's Club, TCBY Enterprises and Sihouette Brands.

On July 6, 2003, Dreamery'r' ice cream and Whole Fruite'TM' sorbet brands from Dreyer's Grand Ice Cream, Inc., as well as the right to the license for the Godiva'r' ice cream brand, which was assigned by Dreyer's, and substantially all of the Haagen-Dazs frozen dessert distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and the District of Columbia from Nestle' Ice Cream Company, LLC. The purchase consideration was $13,409,000.

CoolBrands' revenues consist mainly of sales made in U.S. dollars but reported in Canadian dollars. Thus, the exchange rates in effect from one reporting date to the same reporting date of the following fiscal year affect the variances between results actually reported. For purposes of comparison, assuming the same exchange rate at August 31, 2003 as was in effect at August 31, 2002, CoolBrands would have reported revenues of $163,393,000 for the fourth quarter and $379,031,000 for fiscal 2003, or approximately 6% greater than actually reported.


CoolBrands International Inc.
Consolidated Balance Sheets
As at August 31, 2003 and August 31, 2002

--------------------------------------------------------------------------------
(in thousands of dollars)

                                                         August 31,       August 31,
                                                               2003             2002

                                                                  $                $
                           Assets

Current Assets:
  Cash and short term investments                            30,140           47,086
  Receivables                                                60,807           43,001
  Receivables - affiliates                                    3,185            3,792
  Inventories                                                55,604           25,361
  Prepaid expenses                                            9,722            6,752
  Asset held for sale                                                          3,432
  Future income taxes                                         1,930            2,415
                                                   ---------------------------------
                    Total current assets                    161,388          131,839

Future income taxes                                           2,977            3,433
Property, plant and equipment                                28,349           19,710
License agreements                                           12,357           13,438
Intangible and other assets                                   9,084            7,332
Goodwill                                                     99,695          107,910
                                                   ---------------------------------
                                                            313,850          283,662
                                                   =================================

Liabilities and Shareholders'
Equity

Current Liabilities:
  Accounts payable                                           27,339           24,399
  Payables - affiliates                                         754              978
  Accrued liabilities                                        33,530           32,880
  Income taxes payable                                        5,204            7,347
  Future income taxes                                         3,144            2,566
  Current maturities of long-term debt                        5,683            6,315
                                                   ---------------------------------
Total current liabilities                                    75,654           74,485

Long-term debt                                               38,671           29,279
Other liabilities                                             3,984            4,940
Future income taxes                                           4,722            3,950
                                                   ---------------------------------
Total liabilities                                           123,031          112,654
                                                   ---------------------------------

Minority interest                                            2,968               300
                                                   ---------------------------------

Capital stock                                               122,406          122,378
Cumulative translation adjustment                           (8,904)            5,685
Retained earnings                                            74,349           42,645
                                                   ---------------------------------
                 Total shareholders' equity                 187,851          170,708
                                                   ---------------------------------
                                                            313,850          283,662
                                                   =================================


CoolBrands International Inc.
Consolidated Statements of Earnings and Retained Earnings

--------------------------------------------------------------------------------
(in thousands of dollars, except share data)

                                                                     For the Year          For the Three
                                                                        Ended               Months Ended
                                                                      August 31,             August 31,
                                                                  2003         2002       2003        2002
                                                                     $            $          $           $
Revenues:

Sales                                                          335,034      236,028    137,678      84,372

Franchising and licensing revenues:

  Royalty income                                                 2,716        3,070        682         947
  Franchise and license fees                                     1,804        1,213        358         351
  Consumer products                                                741          904        305         508

Drayage and other income                                        16,978        1,007     14,991         187
                                                        --------------------------------------------------

Total revenues                                                 357,273      242,222    154,014      86,365
                                                        --------------------------------------------------

Operating expenses:

  Cost of goods sold                                           207,870      129,246     90,854      43,000
  Selling, general and administrative expenses                  95,088       77,558     37,245      27,818

  Interest expense                                               1,990        2,544        539         580
                                                        --------------------------------------------------

Total operating expenses                                       304,948      209,348    128,638      71,398
                                                        --------------------------------------------------

Minority interest                                                  541                     541
                                                        --------------------------------------------------

Earnings before income taxes                                    51,784       32,874     24,835      14,967

Provision for income taxes                                      20,080       11,890      9,999       5,866
                                                        --------------------------------------------------

Net earnings                                                    31,704       20,984     14,836       9,101

Retained earnings - beginning of period                         42,645       21,661     59,513      33,544
                                                        --------------------------------------------------

Retained earnings - end of period                               74,349       42,645     74,349      42,645
                                                        ==================================================

Earnings per share:
  Basic                                                            .61          .44        .29         .18
                                                        ==================================================
  Diluted                                                          .59          .42        .27         .17
                                                        ==================================================

Weighted average shares outstanding:
  Shares used in per share calculation - basic                  51,746       48,050     51,763      51,660
  Shares used in per share calculation - diluted                53,992       50,346     54,775      53,454


CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the years ended August 31, 2003 and 2002

--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                              August 31,   August 31,
                                                                                    2003         2002

                                                                                       $            $
Cash and short term investments provided by (used in):

Operating activities:

Net earnings                                                                      31,704        20,984
Items not affecting cash
      Depreciation and amortization                                                4,801         4,646
      Future income taxes                                                          2,544         2,175
      Loss on sale of asset held for sale                                            390
      Minority interest                                                              541
Changes in current assets and liabilities, net of businesses acquired
      Receivables                                                                 (5,172)       (8,156)
      Receivables - affiliates                                                       844          (927)
      Allowance for doubtful accounts                                             (1,087)         (980)
      Inventories                                                                 (9,065)       (7,500)
      Prepaid expenses                                                            (2,900)       (2,285)
      Accounts payable                                                            (7,476)           58
      Payables - affiliates                                                         (240)          257
      Accrued liabilities                                                         (2,293)       11,520
      Income taxes payable                                                        (2,292)        4,587
      Other assets                                                                   364          (336)
      Other liabilities                                                           (1,023)           19
                                                                          ----------------------------

Cash provided by operating activities                                              9,640        24,062
                                                                          ----------------------------

Investing activities:

Increase in notes receivable                                                          (5)          (44)
Repayment of notes receivable                                                        345            91
Purchase of leasehold improvements and equipment                                  (5,736)       (6,338)
Purchase of intangible assets                                                       (113)         (260)
Purchase of license agreements                                                    (1,482)
Acquisitions, net of cash acquired                                               (13,409)       (8,628)
Proceeds from asset held for sale                                                  3,283
                                                                          ----------------------------

Cash used in investing activities                                                (17,117)      (15,179)
                                                                          ----------------------------

Financing activities:

(Expense) proceeds in connection with special warrants                              (144)       13,908
Proceeds from bank revolver                                                        2,770
Proceeds from issuance of Class A and B shares                                       172         2,507
Repayment of long-term debt                                                       (9,495)       (6,662)
                                                                          ----------------------------

Cash (used in) provided by financing activities                                   (6,697)        9,753
                                                                          ----------------------------
(Decrease) in cash flows due to changes in foreign exchange rates                 (2,772)       (3,118)

                                                                          ----------------------------

(Decrease) increase in cash and short term investments                           (16,946)       15,518

Cash and short term investments - beginning of year                               47,086        31,568
                                                                          ----------------------------

Cash and short term investments - end of year                                     30,140        47,086
                                                                          ============================


CoolBrands International Inc.
Summary Financial Data

--------------------------------------------------------------------------------

(in thousands of dollars, except share data):

                                                                                        For the Three
                                                                 For the Year               Months
                                                                    Ended                   Ended
                                                                  August 31,              August 31,
                                                              2003         2002        2003        2002
                                                              ----         ----        ----        ----
                                                                 $            $           $           $
Revenues                                                    357,273      242,222     154,014      86,365
Earnings before income taxes                                 51,784       32,874      24,835      14,967
Provision for income taxes                                   20,080       11,890       9,999       5,866
                                                      --------------------------------------------------
Net earnings                                                 31,704       20,984      14,836       9,101
                                                      ==================================================

Basic earnings per share:                                       .61          .44         .29         .18
Diluted earnings per share:                                     .59          .42         .27         .17

EBITDA                                                       58,575       40,064      26,449      17,283
Depreciation and amortization                                 4,801        4,646       1,075       1,736
Interest expense                                              1,990        2,544         539         580
Weighted average number of shares outstanding:

  Shares used in per share calculation - basic               51,746       48,050      51,763      51,660
  Shares used in per share calculation - diluted             53,992       50,346      54,775      53,454


About CoolBrands International Inc.:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit 'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.










                       STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as..................................'TM'

The registered trademark symbol shall be expressed as........................'r'